EXHIBIT 99.1

Elbit Vision Systems Ltd. ("EVS") Announces Appointment of Yossi Ran as Chairman of Board of Directors

CAESAREA, Israel, May 16, 2013 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced that Mr. David Hanuka has resigned from the Company's board of directors and will be replaced by Mr. Yossi Ran, who was elected to the board at a meeting of the shareholders' of the Company, held on April 28, 2013.

"It has been a privilege to serve EVS, for the last few years," Mr. Hanuka said. "Now as EVS successfully completed its 'turn around', it is time for me to focus on other opportunities. With its robust and innovative technology, the Company is now well positioned as a leader in its field, and has made progress in developing its Far-Eastern markets, which I believe will make a real contribution to its revenues."

Mr. Ran, the incoming Chairman of the Board, stated: "On behalf of the Company's board of directors and the whole EVS family, I would like to thank Mr. Hanuka for his contribution to the Company."

Mr. Ran added, "I agreed to return to the Company after a break of several years, since being familiar with the technology and its unique advantages in the fabric industry and recognizing the capabilities of this dedicated and professional team, I believe that EVS is in the right place at the right time for achieving market-leader status. The company's product range will enable its customer to be competitive and cost effective in the global world market."

Mr Ran has held senior posts at Elbit Systems and Elron Electronic Industries Ltd., and has served on the boards of directors of several Israeli and overseas companies, including, as the chairman of Plasan-Sasa Ltd. (2000-2007) and of Cabiran (1991) Ltd. (2007-2011). Mr. Ran also served as the CEO of the Company between the years 1998-2000.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. The words "believe," "expect," "intend," "will," "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il